K&L GATES
One Lincoln Street
Boston, Massachusetts  02111

March 31, 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720
Attn:  John Ganley, Esq.

VIA EDGAR

RE:	Salient Absolute Return Fund (File Nos. 811-22388 and 333-164750)
Salient Absolute Return Institutional Fund (811-22389 and 333-164751)

Dear Mr. Ganley:

Thank you for your prompt attention to the accompanying amendments to the above registration statement filings on Form N-2 (“Filings”) by Salient Absolute Return Fund (“SAR Fund”) and Salient Absolute Return Institutional Fund (“Institutional Fund”) (SAR Fund and Institutional Fund, the “Funds” or “Registrants”).

1.           In conjunction with the Staff’s review of the Filings, and discussions with the Staff, the Staff has requested Registrants’ confirmation that no supplemental or additional risk factor is required in the Funds’ filings regarding any specific risk of noncompliance with the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended.   The Registrants confirm that they are not aware of, and do not believe that, any specific risk of noncompliance exists.

2.           The staff has requested that certain adjustments be made to the text accompanying the related performance information appearing in the Appendix to the Prospectus.  Such edits have been included in Registrants’ filing.

*           *           *

Registrants are, in conjunction with this response, submitting requests for acceleration of effectiveness of the filings for March 31, 2010, with accompany this response.

Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3231.

Sincerely,
/s/ George J. Zornada
George J. Zornada